UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)

DFP Healthcare Acquisitions Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23343Q 100

(CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

Copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. •

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 17 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,864,560(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,864,560(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,864,560(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 1,605,477 shares of Class A Common Stock held by Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”); (ii) 5,894,500 shares of Class A common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock (“Common Equivalent Preferred Stock”) held by Deerfield Private Design Fund IV; (iii) 625,000 shares of Class A Common Stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, which will become exercisable within 60 days; (iv) 40 shares of Class A Common Stock held by DFP Sponsor LLC (the “Sponsor”); (v) 4,562,000 shares of Class A Common Stock issuable upon conversion of Common Equivalent Preferred Stock held by the Sponsor; and (vi) 3,177,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor, which will become exercisable within 60 days.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV and the Sponsor have elected to be subject restrict the conversion of such stock or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,864,560(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,864,560(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,864,560(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 1,605,477 shares of Class A Common Stock held by Deerfield Private Design Fund IV; (ii) 5,894,500 shares of Class A common stock issuable upon conversion of Common Equivalent Preferred Stock; (iii) 625,000 shares of Class A Common Stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, which will become exercisable within 60 days; (iv) 40 shares of Class A Common Stock held by the Sponsor; (v) 4,562,000 shares of Class A Common Stock issuable upon conversion of Common Equivalent Preferred Stock held by the Sponsor; and (vi) 3,177,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor, which will become exercisable within 60 days.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV and the Sponsor have elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,074,650(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,074,650(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,074,650(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) an aggregate of 3,210,994 shares of Class A Common Stock held by Deerfield Private Design Fund IV, Deerfield Partners, L.P. (“Deerfield Partners” and, together with Deerfield Private Design Fund IV, the “Funds”) and the Sponsor; (ii) an aggregate of 16,351,000 shares of Class A common stock issuable upon conversion of Common Equivalent Preferred Stock held by the Funds and the Sponsor; (iii) 4,427,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Funds and the Sponsor, which will become exercisable within 60 days; and (iv) 85,113 shares of Class A Common Stock held by Steven Hochberg, a partner in Deerfield Management Company, L.P., for the benefit, and at the direction, of Deerfield Management Company, L.P.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, Deerfield Partners and the Sponsor have elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Mgmt L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,864,560(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,864,560(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,864,560(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 1,605,477 shares of Class A Common Stock held by Deerfield Partners; (ii) 5,894,500 shares of Class A common stock issuable upon conversion of Common Equivalent Preferred Stock held by Deerfield Partners; (iii) 625,000 shares of Class A Common Stock issuable upon exercise of warrants held by Deerfield Partners, which will become exercisable within 60 days; (iv) 40 shares of Class A Common Stock held by the Sponsor; (v) 4,562,000 shares of Class A Common Stock issuable upon conversion of Common Equivalent Preferred Stock held by the Sponsor; and (vi) 3,177,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor, which will become exercisable within 60 days.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which Deerfield Partners and the Sponsor have elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,864,560(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,864,560(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,864,560(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 1,605,477 shares of Class A Common Stock held by Deerfield Partners; (ii) 5,894,500 shares of Class A common stock issuable upon conversion of Common Equivalent Preferred Stock; (iii) 625,000 shares of Class A Common Stock issuable upon exercise of warrants held by Deerfield Partners, which will become exercisable within 60 days; (iv) 40 shares of Class A Common Stock held by the Sponsor; (v) 4,562,000 shares of Class A Common Stock issuable upon conversion of Common Equivalent Preferred Stock held by the Sponsor; and (vi) 3,177,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor, which will become exercisable within 60 days.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which Deerfield Partners and the Sponsor have elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,074,650(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,074,650(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,074,650(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) an aggregate of 3,210,994 shares of Class A Common Stock held by Deerfield the Funds and the Sponsor; (ii) an aggregate of 16,351,000 shares of Class A common stock issuable upon conversion of Common Equivalent Preferred Stock held by the Funds and the Sponsor; (iii) 4,427,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Funds and the Sponsor, which will become exercisable within 60 days and (iv) 85,113 shares of Class A Common Stock held by Steven Hochberg, a partner in Deerfield Management Company, L.P., for the benefit, and at the direction, of Deerfield Management Company, L.P.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, Deerfield Partners and the Sponsor have elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS DFP Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,739,583(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,739,583(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,739,583(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares include: (i) 40 shares of Class A Common Stock held by the Sponsor; (ii) 4,562,000 shares of Class A Common Stock issuable upon conversion of Common Equivalent Preferred Stock held by the Sponsor; and (iii) 3,177,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor, which will become exercisable within 60 days.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which the Sponsor has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,739,583(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,739,583(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,739,583(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 40 shares of Class A Common Stock held by the Sponsor; (ii) 4,562,000 shares of Class A Common Stock issuable upon conversion of Common Equivalent Preferred Stock held by the Sponsor; and (iii) 3,177,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor, which will become exercisable within 60 days.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which the Sponsor has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Lawrence Atinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,739,583(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,739,583(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,739,583(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 40 shares of Class A Common Stock held by the Sponsor; (ii) 4,562,000 shares of Class A Common Stock issuable upon conversion of Common Equivalent Preferred Stock held by the Sponsor; and (iii) 3,177,543 shares of Class A Common Stock issuable upon exercise of warrants held by the Sponsor, which will become exercisable within 60 days.

(2)	The terms of the Common Equivalent Preferred Stock and provisions of the warrants to which the Sponsor has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of such Common Equivalent Preferred Stock and exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

(3)	Reflects 73,249,042 shares of Class A Common Stock outstanding as of November 12, 2021 (after the closing of the Issuer’s initial business combination), based on information provided by the Issuer.

END OF COVER PAGES

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”) (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Mgmt L.P. (“Deerfield Mgmt”), (v) Deerfield Partners, L.P. (“Deerfield Partners” and, together with Deerfield Private Design Fund IV, the “Funds”), (vi) James E. Flynn, a natural person (“Flynn”), (vii) DFP Sponsor LLC (the “Sponsor”), (viii) Steven I. Hochberg, a natural person (“Hochberg”), and (ix) Lawrence Atinsky, a natural person (“Atinsky” and, collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management, Deerfield Mgmt, Deerfield Partners, Flynn, the Sponsor and Hochberg, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of DFP Healthcare Acquisitions Corp., a Delaware corporation (the “Issuer”) (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS

Item 3 of the Schedule 13D is hereby amended to add the following:

On November 12, 2021, each Fund completed the purchase of 50,000 shares of Common Equivalent Preferred Stock (as defined below), financed with such Fund’s available cash assets, for a purchase price of $50,000,000, or an aggregate $100,000,000 for the purchase of 100,000 shares by the two Funds together.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

Merger Agreement Closing

As previously announced by the Issuer, on November 12, 2021, the Issuer consummated the Business Combination pursuant to the Merger Agreement.

In connection with the Business Combination, the Issuer’s board was re-constituted as described in the Issuer’s Registration Statement on Form S-4 (Registration No. 333-258152), declared effective on October 22, 2014 (the “Proxy Statement”). Prior to the consummation of the PIPE Transaction (as defined below) and the Business Combination (and prior to the special meeting of the stockholders of the Issuer held on November 12, 2021), Steven Hochberg resigned as a member of the board of directors and as the chief executive officer of the Issuer.

In addition, upon closing of the Business Combination, the Issuer adopted a new Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as contemplated by the Merger Agreement. The Amended and Restated Bylaws provide that the holders of common stock of the Issuer issued (a) as consideration pursuant to the Merger Agreement, (b) to directors, officers and employees of the Issuer upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination or (c) as Class B Common Stock prior to the Business Combination, as well as any shares of capital stock of the Issuer into which the Class B Common Stock may be converted in connection with the Business Combination (such common stock  of the Issuer referred to in clauses (a), (b) and (c) the “Lock-up Shares”) may not transfer any Lock-up Shares, except in the case of certain permitted transfers, until the end of the Lock-up Period. For purposes thereof, the term “Lock-up Period” means the period beginning on November 12, 2021 and ending on November 12, 2022; provided, that (i) 50% of the Lock-up Shares held by each holder will be released from such lock-up six months after the closing date of the Business Combination and (ii) an additional 25% the Lock-up Shares held by each holder will be released from such lock-up nine months after the closing date of the Business Combination.

Immediately following the closing of the Business Combination (and after giving effect to the Exchange), all of the issued and outstanding shares of Class B Common Stock, including 40 shares of Class B Common Stock held by the Sponsor and 85,113 shares of Class B Common Stock held by Steven Hochberg (in each case, after giving effect to the forfeiture of shares described below and the consummation of the Exchange), automatically converted, on a one-for-one basis, into shares of Class A Common Stock in accordance with the terms of the Issuer’s certificate of incorporation.

Additionally, as a result of the consummation of the Business Combination, the 625,000 warrants held by each Fund and the 3,177,543 Private Placement Warrants held by the Sponsor will become exercisable for Class A Common Stock on December 12, 2021. Prior to the consummation of the Business Combination, each Fund and the Sponsor elected to be governed by provisions of the warrants held by such Reporting Person that restrict the exercise thereof to the extent that, after giving effect to such exercise, such person (together with its affiliates) would beneficially own in excess of 4.9% of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

Exchange

As contemplated by the Consent and Waiver Letter, on November 12, 2021, prior to the consummation of the Business Combination, the Deerfield Holders and the Issuer entered into an Exchange Agreement (the “Exchange Agreement”), and pursuant thereto the Deerfield Holders consummated the exchange (the “Exchange”) of an aggregate of 1,789,046 shares of Class A Common Stock held by the Funds and 4,562,000 shares of Class B Common Stock held by the Sponsor for shares of a newly-created class of preferred stock designated as Series A Common Stock Equivalent Convertible Preferred Stock (“Common Equivalent Preferred Stock”), representing an equal number of shares of Common Stock as those held immediately prior to the Exchange. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of the Common Equivalent Preferred Stock (the “Certificate of Designation”), (i) each of the aggregate 63,510 shares of Common Equivalent Preferred Stock is convertible into 100 shares of Class A Common Stock (subject to adjustment) at the option of the holder thereof and, in limited circumstances, at the election of the Issuer (but subject to the beneficial ownership limitation described below), (ii) each share of Common Equivalent Preferred Stock is entitled to a de minimis liquidation preference of $0.0001 per share, and (iii) the Common Equivalent Preferred Stock does not have any voting rights (except in certain circumstances related to the Common Equivalent Preferred Stock). The terms of the Common Equivalent Preferred Stock otherwise are substantially equivalent to the terms of the Class A Common Stock. The ability of a holder to convert Common Equivalent Preferred Stock into Class A Common Stock is prohibited to the extent that, upon such conversion, such holder, its affiliates and other persons whose ownership of Class A Common Stock would be aggregated with that of such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would exceed 4.9% of the total number of shares of Common Stock then outstanding. Pursuant to the Exchange Agreement, each Deerfield Holder agreed that the shares of Common Equivalent Preferred Stock issued in exchange for shares of Class B Common Stock held by the Sponsor, together with any shares of Class A Common Stock issued upon the conversion of such Common Equivalent Preferred Stock, are subject to the foregoing restrictions on transfer.

The exchange was intended to remove the voting rights attached to a substantial majority of the Deerfield Holders’ securities in the Company while maintaining the Deerfield Holders’ underlying pecuniary interest in such securities and to facilitate communications, from time to time thereafter, between the Company and the Reporting Persons with respect to potential investment and acquisition opportunities and the financing thereof, including potential participation by funds managed by Deerfield Management in any such financing, as well as other possible transactions involving securities of the Company, while not affecting the Deerfield Holders’ economic interest in the Company.

The foregoing summary of the Exchange Agreement (including the Certificate of Designation attached as an exhibit thereto) is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 9 to the Schedule 13D.

Subscription Agreements Closing

Immediately prior to the consummation of the Business Combination, in accordance with the Subscription Agreements, each of Deerfield Partners and Deerfield Private Design Fund IV purchased from the Issuer 50,000 shares of Common Equivalent Preferred Stock, or 100,000 shares in the aggregate, for a purchase price of $1,000 per share in a private placement (for a total purchase of $50,000,000 for Deerfield Partners and $50,000,000 for Deerfield Private Design Fund IV, or $100,000,000 in the aggregate) (the “PIPE Transactions”).

Stockholder Support Agreement Transactions

In accordance with the terms of the Stockholder Support Agreement, based on the total number of shares of Class A Common Stock redeemed by the Issuer’s stockholders prior to the closing of the Business Combination, the Sponsor forfeited 797,960 of the Subject Shares and 555,791 of the Subject Warrants held by the Sponsor and Mr. Hochberg forfeited 14,887 of the Subject Shares held by Mr. Hochberg.

In addition, in accordance with the Stockholder Support Agreement, immediately following the closing of the Business Combination, the Sponsor deposited 5,750 shares of Common Equivalent Preferred Stock, representing the Sponsor Earnout Shares, and 373,333 private placement warrants, representing the Sponsor Earnout Warrants, into an escrow account with the Escrow Agent. The Sponsor Earnout Securities will vest and be released to the Sponsor in two tranches of 50% each upon the terms, and subject to the conditions, set forth in the Stockholder Support Agreement.

A&R Registration Rights Agreement

In connection with the closing of the Business Combination the Sponsor, Deerfield Partners and Deerfield Private Design Fund IV, together with the other investor parties thereto (including TOI Parent), entered into a certain Amended and Restated Registration Rights Agreement with the Issuer (the “A&R Registration Rights Agreement”), which amended and restated the Issuer’s Existing Registration Rights Agreement. The A&R Registration Rights Agreement entered into in connection with the consummation of the PIPE and the closing of the Business Combination contained substantially the same terms and provisions as the form of A&R Registration Rights Agreement described elsewhere in the Schedule 13D.

The foregoing summary of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10 to the Schedule 13D.

Plans or Proposals

In addition to the Reporting Persons’ disclosures with respect to Plans or Proposals as previously disclosed in the Schedule 13D, as amended hereby, and notwithstanding the consummation of the Business Combination, the Reporting Persons continue to believe that the Reporting Persons’ expertise, record of generating proprietary investment opportunities, experience evaluating, structuring, financing and executing transactions in the healthcare industry and/or capital markets may continue to be useful in assisting management and the board on a cooperative basis as the Issuer embarks on its strategic plans. In that regard, the Reporting Persons may continue to communicate with members of the board of directors, members of the Issuer’s management and/or shareholders of the Issuer from time to time with respect to potential investment and acquisition opportunities and the financing thereof (which may include discussions regarding debt and/or equity financing that could be provided, in whole or in part, by Deerfield Partners, Deerfield Private Design Fund IV and/or affiliated funds), strategic and operational matters and such other matters as the Reporting Persons may deem appropriate from time to time. Such matters are likely to include plans or proposals specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D, but the Reporting Persons have made no determination to pursue, and may not pursue, any such plan or proposal

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of common stock or other securities or financial instruments related to the Issuer or, subject to the terms of the Bylaws , selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(e) As of November 12, 2021, each Reporting Person, ceased to beneficially own (or be a member of a group that beneficially owns) more than five percent of the Issuer’s Class A Common Stock.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit No.	Description

9	Exchange Agreement, dated as of November 12, 2021, by and among DFP Healthcare Acquisitions Corp., DFP Sponsor LLC, Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P.

10	Amended and Restated Registration Rights Agreement, dated as of November 12, 2021, by and among DFP Healthcare Acquisitions Corp., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2021

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P, General Partner By: J.E. Flynn Capital IV, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN I. HOCHBERG

/s/ Steve Hochberg

LAWRENCE ATINSKY

/s/ Lawrence Atinsky

DFP SPONSOR LLC

/s/ Lawrence Atinsky
Name: Lawrence Atinsky
Title: Manager